Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•                  the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected benefits of the transaction may not be realized;

•                  disruption from the proposed transaction may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•                  Shire may not complete its proposed acquisition of Dyax Corp. (“Dyax”) due to the occurrence of an event, change or other circumstances that gives rise to the termination of the relevant merger agreement or the failure to satisfy certain closing conditions, including the Dyax shareholder approval;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax may adversely affect the combined company’s financial condition and results of operations;

•                  the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s,  Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in Baxalta’s current Registration Statement on Form S-1, as amended, and in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire  by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kayklandone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015.

You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015.Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID.  Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire papers subsequently produced as part of the business planning process.  Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015.  This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials.  Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling.  In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.  As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta included in this communication have been stated on a constant currency and risk adjusted basis.

Shire Employee FAQ

General

1.              What is the strategic rationale behind this transaction?

The combination of Shire and Baxalta will create the global category leader in rare diseases, with best-in-class products across growing multi-billion-dollar franchises, including Hematology; Immunology; Neuroscience; Lysosomal Storage Diseases; Gastrointestinal / Endocrine; and Hereditary Angioedema.  The combined company will also have innovative compounds in development and approved products in Ophthalmics and Oncology, respectively.  The addition of these new therapeutic areas will enhance the combined company’s ability to meet a broader range of patient needs worldwide. Shire has always had a forward-looking mindset to help focus on where new opportunities lie — and how we can stay ahead of patients’ needs. The experience and capabilities of Shire and Baxalta will accelerate the ability of both companies to reach their full potential, with a sustainable platform for future innovation, growth and value creation, providing meaningful benefits to shareholders, employees and patients.

2.              Why is this transaction good for employees?

The combined company is expected to offer opportunities to our employees around the globe. With increased scale and infrastructure, and the most robust rare diseases portfolio in the industry, this transaction will accelerate our growth trajectory and drive enhanced rare disease discovery and commercialization. The expansion will allow the combined company to impact an even greater number of patients. Further, we will emerge with a culture that fosters greater innovation and development, including the ability to work in new therapeutic areas and geographies. You will have the opportunity to explore new directions and expand your career in an entrepreneurial, patient-focused environment, and we will continue to reward individuals for their outstanding contributions to our company as we take this exciting next step together.

3.              Why is this transaction good for patients?

Baxalta and Shire share very similar visions focused on improving patients’ lives. The combination of our companies will bring more innovative therapies to patients around the world, allowing the best work of Baxalta and Shire employees to have a broader impact.

4.              What is planned in the coming weeks and months to prepare for the closing?

As we work toward the close of the transaction, we will begin to lay the foundation for the new organization — including the launch an integration team that will oversee the design and transition of the company. As we progress through the integration milestones, the integration team will continuously relay information on progress and next steps through an integration site on Iris. This site is a central repository for all up-to-date information on the transaction and integration process. But, for most of you, we expect day-to-day activities and responsibilities to remain the same during this time. Your work and sustained focus are vital to the patients who count on us.

5.              What is the impact to employees’ day-to-day activities and responsibilities?

In the near term, we expect day-to-day activities and responsibilities for Shire employees to remain the same. Employees are vital to Shire’s ongoing success. The best thing employees can do at this stage is remain focused on your work which is vital to the patients who count on us.

6.              Will there be staff reductions or facility closures?

In the near term, we anticipate minimal to no change for Shire employees. As we progress through the integration milestones, the integration team will continuously relay information on progress and next steps through an integration site on Iris. This site is a central repository for all up-to-date information on the transaction and integration process.

7.              Will I have a different boss? What changes will there be to the reporting/leadership structure?

In the near term, we anticipate minimal to no change for Shire employees. As we progress through the integration milestones, the integration team will continuously relay information on progress and next steps through an integration site on Iris. This site is a central repository for all up-to-date information on the transaction and integration process.

8.              Does this transaction trigger a Change in Control for Shire employees?

For the purposes of our compensation and benefits programs, this change does not trigger a Change in Control for Shire employees.

9.              What will the name of the new company be - Shire or Baxalta?

Shire will be the name of the new company.

10.       Will any employees be reassigned to other positions or be asked to transfer?

While Shire and Baxalta have announced this agreement, it is important to note that Shire remains an independent company until the transaction closes. We can’t speculate on what will happen to positions if the transaction closes. For further questions, please contact Jessica Cotrone at jcotrone@shire.com.

11.       How does the announced combination impact hiring — i.e., do we have to wait until the merger completed to hiring for open positions or can we continue to fill them?

You may continue to recruit and fill any open roles during the integration process.

12.       Can we reach out to our new colleagues at Baxalta? What if we are contacted by them?

No.  Until the transaction closes, unless you are on the integration teams, you should not reach out to employees at Baxalta for any reason due to regulatory requirements. For the time being Baxalta is a separate company and we should operate accordingly. If you have any further questions, please feel free to contact your local HR team.

13.       What should employees tell customers and others who ask about the transaction?

Until the transaction closes, it’s important to be clear with customers that Baxalta and Shire are two separate companies and that their contacts and relationships within Shire will remain the same. If you receive inquiries regarding any of Baxalta’s products, it is important that you communicate Shire and Baxalta’s status as separate entities and that these types of questions should be directed to Baxalta.  If they questions about the transaction, please let them know that you’re not in a position to respond and that you will take their information and have someone with Shire get back to them.  Please then notify your manager to determine the best course of action.

14.       What if I am contacted by someone from the media?

If you are contacted by the media, please do not comment. Please forward all media inquiries to Jessica Cotrone at jcotrone@shire.com.

15.       Where can I get more information about this transaction?

Moving forward, Shire leaders will be responsible for maintaining open lines of communication with you. You will also be kept informed about the integration via a mix of communication methods, including the Baxalta Integration site on Iris (Iris > About > Shire > Baxalta Integration) where you will find news and other integration-related information.

16.       Whom should I contact if I have additional questions?

For the time being, your primary point of contact for questions is your current manager. You can also submit questions to comms@shire.com. We will monitor submissions to this mailbox on a regular basis and provide timely answers to your questions through an updated employee Q&A posted on the integration site. Please be sure to check Iris on a regular basis for ongoing updates and information related to the integration.

Integration

17.       What are the imperatives for successful integration?

We have identified four imperatives we need to achieve to realize the financial, business and customer benefits of our transaction:

•                  Set the direction: Drive a coordinated, value-focused integration process. Manage the post-merger integration as a discrete process, separate from the day-to-day business

•                  Capture the Value: Realize expected synergies and value creation while delivering on the business.

•                  Build the Organization: Design and establish a new organization, culture and retain key talent.

•                  Consistent Service: Patients and customers who rely on us will continue to be our top priority.

18.       When will the integration process begin and how long will it take?

The integration process would begin immediately post-close, which we expect to occur in mid-2016. Shire has a long history of successfully integrating acquisitions and we look forward to welcoming Baxalta and its employees to the Shire family.

As we progress through the integration milestones, the integration team will continuously relay information on progress and next steps through an integration site on Iris. This site is a central repository for all up-to-date information on the transaction and integration process.

19.       Who will lead the integration process?

Mark Enyedy, Head of Corporate Development, will lead the integration process.

20.       Where will the combined entity be headquartered?

Shire will continue to maintain its U.S. operational headquarters in Lexington, Massachusetts, its Swiss international hub and its Irish corporate headquarters. At the moment, we are focused on closing the transaction. As we progress through the integration milestones, the integration team will continuously relay information on progress and next steps through an integration site on Iris.

21.       Who will lead the combined company?

Flemming Ornskov will continue to serve as Chief Executive Officer. Susan Kilsby will serve as Chairman of the Board, with Wayne T. Hockmeyer, Baxalta’s Chairman, expected to become Deputy Chairman, with two additional Directors to be included from the Baxalta Board.

22.       How will the management structure of both companies change?

We have great respect for Baxalta’s senior management team, and we look forward to working with them on the integration, but as we have just announced this highly strategic transaction, we feel it is too early to make management determinations at this stage. At the moment, we are focused on closing the transaction and will provide an update on integration plans in due course. As we progress through the integration milestones, the integration team will continuously relay information on progress and next steps through an integration site on Iris.

23.       How will you manage to integrate a company that has more than 2x our existing employee base?

Shire has a long history of successfully integrating acquired companies and we look forward to welcoming Baxalta and its employees to the Shire family.

24.       A combined organization will have a significantly larger employee base. What efforts, if any, will you take to ensure that size/bloat doesn’t impact the ability to be a nimble, adaptive biotech?

Both Shire and Baxalta have an entrepreneurial biotech culture. Preserving these attributes will remain a priority for both organizations during the integration and after. We will emerge with a common culture that fosters greater innovation and our entrepreneurial biotech culture offers and will continue to offer opportunities for career development for employees.

General Business - Miscellaneous

25.       Will this deal impact Dyax close and integration?

No. We expect the Dyax transaction to close on schedule shortly following their shareholder meeting which occurs on January 21.

26.       Would this deal allow you to consider a split of Shire post-close into a Spec Co and a Rare Disease Co? e.g., divest the ADHD business?

While we consider many options simultaneously that create shareholder value and leave very few options off the table, this is not one of the options that we are considering at this time.

27.       With the announcement of Baxalta, does this mean that Shire will no longer pursue M&A as part of its strategy?

As is our practice we will continue to evaluate interesting business development opportunities as a core part of our strategy to develop and commercialize highly innovative therapies for patients.